Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2023 Fourth Quarter and Full Year Financial Results

BEIJING, China, March 28, 2024 (GLOBENEWSWIRE) -- NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Financial Highlights:

•
Revenues increased by 119% year over year and reached RMB64.4 million (US$9.1 million) for the fourth quarter of 2023. Revenues for the full year of 2023 were RMB320.1 million (US$45.1 million), increasing by 245% year over year.
•
Gross margin was 26.0% for the fourth quarter of 2023, compared with 24.4% for the same period of 2022. Gross margin increased from 6.6% for the full year of 2022 to 27.7% for the full year of 2023.
•
Gross profit grew 2.3 times year over year to RMB16.7 million (US$2.4 million) for the fourth quarter of 2023 and 14.4 times year over year to RMB88.8 million (US$12.5 million) for the full year of 2023.

Fourth Quarter and Full Year 2023 Operational Highlights:

•
Charging volume transacted through NaaS’ network reached 1,324 GWh for the fourth quarter of 2023 and 4,958 GWh for the full year of 2023, representing increases of 55% and 81% year over year, respectively.
•
Gross transaction value transacted through NaaS’ network reached RMB1.2 billion (US$174.0 million) for the fourth quarter of 2023 and RMB4.7 billion (US$661.5 million) for the full year of 2023, representing increases of 47% and 74% year over year, respectively.
•
Number of orders transacted through NaaS’ network reached 56.4 million for the fourth quarter of 2023 and 213.8 million for the full year of 2023, representing increases of 48% and 75% year over year, respectively.
•
As of December 31, 2023, NaaS’ network had connected 875,655 EV chargers covering 77,017 charging stations, up by 70% from 515,924 EV chargers and 54% from 50,065 charging stations as of December 31, 2022, respectively.

Recent Developments

Fifth Consecutive Month of NTR Improvement and Further Increased GTR

	2023				2024
	September	October	November	December	January	February
GTR	9.16%	9.68%	11.94%	12.24%	13.09%	13.02%
NTR	-8.14%	-6.17%	-2.95%	-0.92%	0.02%	0.75%

The Company recorded five consecutive months of improvements in its Net Take Rate (NTR)1, along with further increased Gross Take Rate (GTR)2. NTR measures the Company's return from transactions arising from its mobility connectivity services after adjusting for incentives paid to end-users3 and provides useful insight into the Company's profit trajectory in this part of its business. GTR represents the percentage of NaaS’ commission income derived from the gross transaction value at charging stations, indicating the Company's share of charging stations’ gross income. Through operational excellence and a tailored approach to promotions, NaaS has enhanced customer loyalty while fostering a positive network effect, supported by the expansion of its end-user pool and charging station ecosystem. In 2023, the Company recorded 81% year-over-year growth in charging volume for its charging services. The Company achieved a positive NTR of 0.75% and an improved GTR of 13.02% in February 2024.

Strategic Partnerships to Accelerate Digital Energy Integration and Infrastructure Expansion

In December 2023, the Company and Sangao New Energy (01250.HK) launched a strategic cooperation to drive new energy projects globally, focusing on photovoltaic development and charging infrastructure. In February 2024, the Company announced a collaboration with Foshan Chancheng City Construction Group, establishing a joint venture to boost new energy infrastructure. In February 2024, the Company won the contract for the “Zhejiang Province Charging Infrastructure Governance and Supervision Service Platform Construction Project” as administered by the Zhejiang Provincial Energy Bureau. In March 2024, the Company announced its collaboration with China Construction Third Bureau First Engineering Co., Ltd. to promote the implementation of projects such as charging piles, energy storage, and integrated energy ports.

Strategic Collaborations with Leading Automobile Companies to Improve EV Charging Experience

In December 2023, the Company demonstrated its leadership in the EV charging sector through strategic collaborations with prominent automobile companies, including Deepal Automobile, GAC Energy Technology Co., Ltd., and Great Wall Motors (SH601633). These partnerships focus on improving the charging network layout, enhancing charger utilization rates, and offer optimized energy replenishment solutions for different scenarios. Together, these initiatives aim to elevate the charging experience for new energy vehicle owners, promoting convenience and efficiency. By integrating advanced technologies such as "one-click find pole" and "one-click payment" through various digital platforms, the Company and its partners are committed to building a comprehensive and user-friendly charging service network, underscoring their dedication to accelerating the transition to sustainable transportation.

Appointment of Chief Strategy Officer

The Company today announced the appointment of Ms. Ye Wu as the Chief Strategy Officer, effective immediately. Prior to joining NaaS, Ms. Wu served as management partner, head of financial business and integrated solution business at Newlinks Technology Limited (“Newlink”), the Company’s controlling shareholder. Before joining Newlink in April 2020, Ms. Wu worked at Toyota Group, where she gained extensive experience in finance. Ms. Wu holds a bachelor's degree in finance from ISG Business School and a master's degree in financial economics from Oxford University.

1 NTR is calculated by taking NaaS’ gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. This total is then expressed as a percentage of the total transaction value.

2 GTR is calculated as the percentage of NaaS’ commission income from the gross transaction value at charging stations.

3 NaaS offers incentives to end-users through its partnered platform in the form of discounts and promotions to boost the use of its network.

“Our outstanding results for the 2023 fiscal year, highlighted by a 245% increase in revenue, demonstrate our exponential growth and expanding prowess in energy management and storage solutions,” said Ms. Yang Wang, CEO of NaaS. “Our focus on profitability and effective strategic execution resulted in five consecutive months of improvement in our NTR, positioning us for future growth. We are becoming a pivotal connecting force in the new energy sector, seamlessly linking industries, services and users with digital technology. By deeply integrating with the real economy and uniting the diverse strengths of our ecosystem, we aim to significantly enhance the charging experience and drive the industry’s high-quality development.”

Mr. Alex Wu, president and chief financial officer of NaaS, added, “We drove a remarkable twenty-one-point jump in our gross margin from 6.6% in 2022 to 27.7% in 2023, as well as an approximately fourteen-fold increase in gross profit from RMB6.2 million to RMB88.8 million, marking significant milestones in our financial journey. All business units are experiencing substantial growth in gross profit. Notably, the unit with higher gross profitability is contributing a larger share to our total revenue.”

2023 Fourth Quarter Financial Results:

Revenues

Total revenues reached RMB64.4 million (US$9.1 million) for the fourth quarter of 2023, representing an increase of 119% year over year. The increase was mainly attributable to strong execution in the ramping up of charging services and stable delivery in the Company’s energy solution projects throughout the fourth quarter of 2023.

Charging services revenues contributed RMB47.6 million (US$6.7 million) for the fourth quarter of 2023, with a growth rate of 114% year over year. The increase was primarily attributable to an overall increase in charging volume completed through NaaS’ EV charging network. The Company offered platform-based incentives to end-users to boost the use of its network, and charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB90.7 million (US$12.8 million) and RMB61.0 million for the fourth quarter of 2023 and 2022, respectively.

Energy solutions revenues increased by 144% year over year to RMB16.2 million (US$2.3 million) for the fourth quarter of 2023. The increase was primarily driven by revenues from the delivery of on-going energy solution projects, especially photovoltaic projects and engineering procurement construction projects, that provide renewable energy generation, energy management and energy storage solutions.

New initiatives revenues were RMB0.6 million (US$0.1 million) for the fourth quarter of 2023, as the Company continued to launch new initiatives to expand its market offerings.

Cost of revenues, gross profit and gross margin

Total cost of revenues increased 114% from RMB22.3 million for the fourth quarter of 2022 to RMB47.7 million (US$6.7 million) for the fourth quarter of 2023. The change was largely in line with revenue growth.

Total gross profit grew 2.3 times year over year from RMB7.2 million for the fourth quarter of 2022 to RMB16.7 million (US$2.4 million) for the fourth quarter of 2023, benefiting from solid revenue growth and a year-over-year improvement in gross margin from 24.4% to 26.0%. Gross margin improvement was mainly attributable to an increased number of profitable orders in charging services and benefited from the Company’s growing know-how and capabilities in delivering and executing energy solution projects of different scales.

Operating expenses

Total operating expenses increased from RMB128.8 million for the fourth quarter of 2022 to RMB415.5 million (US$58.5 million) for the fourth quarter of 2023. Operating expenses as a percentage of revenues increased year over year from 437% to 646%. The increase was mainly due to professional fees to initiate market expansion and increase in asset impairment estimates.

Selling and marketing expenses increased year over year from RMB71.3 million to RMB134.0 million (US$18.9 million) for the fourth quarter of 2023. The increase in selling and marketing expenses was mainly attributable to incentives given to an increasing number of end-users and the growth of transaction volume, as well as the expanded sales and marketing efforts relating to the energy solutions business. Costs associated with excess incentives to end-users included in selling and marketing expenses were RMB54.9 million (US$7.7 million) for the fourth quarter of 2023, accounting for 1.2 times charging services revenues, compared with RMB46.9 million and 2.1 times, respectively, for the same period of 2022.

Administrative expenses increased year over year from RMB46.3 million to RMB254.9 million (US$35.9 million) for the fourth quarter of 2023. The increase was primarily due to professional fees to initiate market expansion as well as increased expected credit losses that reflected market conditions.

Research and development expenses increased year over year from RMB11.2 million to RMB26.6 million (US$3.7 million) for the fourth quarter of 2023. The increase in research and development expenses was primarily due to the Company’s continued dedication of resources to innovations to improve the Company’s business.

Finance costs

Finance costs were RMB10.1 million (US$1.4 million) for the fourth quarter of 2023, compared with finance costs of RMB193 thousand for the same period of 2022.

Income tax expenses

Income tax expenses remained at RMB3.4 million (US$0.5 million) for the fourth quarter of 2023 compared with the same period of 2022.

Net loss and non-IFRS net loss attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB495.7 million (US$69.8 million) for the fourth quarter of 2023, compared with a net loss attributable to ordinary shareholders of RMB126.9 million for the same period in 2022. Non-IFRS4 net loss attributable to ordinary shareholders was RMB317.8 million (US$44.8 million) for the fourth quarter of 2023, compared with non-IFRS net loss attributable to ordinary shareholders of RMB111.8 million for the same period in 2022. Net margin decreased from negative 431% for the fourth quarter of 2022 to negative 770% for the fourth quarter of 2023 and non-IFRS net margin decreased from negative 380% for the fourth quarter of 2022 to negative 494% for the fourth quarter of 2023. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS measures” for details.

2023 Full Year Financial Results:

Revenues

Total revenues reached RMB320.1 million (US$45.1 million) for the full year of 2023, representing an increase of 245% year over year. The increase was mainly attributable to the expansion of our charging network and strong delivery in the Company’s energy solution projects throughout 2023.

Charging services revenues contributed RMB129.1 million (US$18.2 million) for 2023, with a growth rate of 56% year over year. The increase was primarily attributable to an expansion of NaaS’ EV charging network. The Company offered platform-based incentives to end-users to boost the use of its network, and charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB323.8 million (US$45.6 million) and RMB206.6 million for 2023 and 2022, respectively.

Energy solutions revenues increased by 23.1 times year over year to RMB187.3 million (US$26.4 million) for 2023. The increase was primarily driven by revenues from the delivery of ongoing energy solution projects which provide renewable energy generation, energy management and storage solutions.

New initiatives revenues were RMB3.7 million (US$0.5 million) for 2023, as the Company continued to launch new initiatives to expand its market offerings.

4 Non-IFRS net loss was arrived at after excluding share-based compensation expenses, equity-settled listing costs, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS net margin was calculated by dividing non-IFRS net loss by total revenue. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures” for details.

Cost of revenues, gross profit and margin

Total cost of revenues increased 167% year over year to RMB231.3 million (US$32.6 million) for 2023, accompanying the Company’s significant progress in delivering various energy solution projects in mainland China and international markets.

Total gross profit grew 14.4 times year over year from RMB6.2 million to RMB88.8 million (US$12.5 million) for 2023, benefiting from solid revenue growth and significant year-over-year improvement in gross margin from 6.6% to 27.7%. Gross margin improved because the Company started to reap benefits from its growing know-how and capabilities in delivering and executing energy solution projects of different scales.

Operating expenses

Total operating expenses decreased from RMB2.5 billion for 2022 to RMB1.2 billion (US$166.1 million) for 2023.

Selling and marketing expenses increased from RMB241.4 million for 2022 to RMB446.7 million (US$62.9 million) for 2023. The increase was mainly attributable to higher incentives given to end-users and expanded sales and marketing efforts relating to the energy solutions business. Costs associated with excess incentives to end-users included in selling and marketing expenses were RMB224.5 million (US$31.6 million) for 2023, compared with RMB140.8 million for 2022.

Administrative expenses decreased from RMB2.2 billion for 2022 to RMB669.8 million (US$94.3 million) for 2023. This was largely due to the Company’s recording of an equity-settled listing cost of RMB1.9 billion in 2022, which was incurred as a result of the merger transaction in 2022. Excluding the impact of that listing cost, administrative expenses increased 136% from RMB283.3 million to RMB669.8 million (US$94.3 million) mainly due to professional fees to initiate market expansion as well as increased expected credit losses that reflected market conditions.

Research and development expenses increased from RMB36.6 million for 2022 to RMB63.1 million (US$8.9 million) for 2023. The increase was primarily due to the expansion of the Company’s research and development team to enhance the Company’s charging services and energy solutions business.

Finance costs

Finance costs were RMB33.0 million (US$4.6 million) for 2023, compared with finance costs of RMB10.3 million for 2022. Such increase was due to an increase in bank borrowings during the year.

Income tax expenses

Income tax expenses were RMB3.8 million (US$0.5 million) for 2023, compared with income tax expenses of RMB9.9 million for 2022.

Net loss and non-IFRS net loss attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB1.3 billion (US$184.1 million) for 2023, compared with net loss attributable to ordinary shareholders of RMB5.6 billion for 2022. Non-IFRS net loss attributable to ordinary shareholders was RMB703.8 million (US$99.1 million) for 2023, compared with non-IFRS net loss attributable to ordinary shareholders of RMB354.1 million for 2022. Net margin improved from negative 6,074% for 2022 to negative 408% for 2023, whereas non-IFRS net margin improved from negative 382% for 2022 to negative 220% for 2023. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures” for details.

Conference Call Information

The Company's management will host an earnings conference call at 8:00 PM U.S. Eastern time on March 28, 2024 (8:00 AM Beijing/Hong Kong time on March 29, 2024).

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIa7836e969e7b4fb5ac918817bdb58d73

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.enaas.com.

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss and non-IFRS net margin, non-IFRS net debt and non-IFRS total liabilities to total assets ratio, in evaluating its operating results, financial position and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company's business and financial position that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period and effects certain instruments convertible to the Company’s equity. The Company believes that non-IFRS financial measures provide useful information about its results of operations and financial position, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance and financial position. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the IFRS and non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures”.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition. As of December 31, 2023, NaaS had connected 875,655 chargers covering 77,017 charging stations, representing 42.3% and 46.7% of China's public charging market share respectively.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Revenues
Charging services revenues	22,266	47,591	6,703	82,590	129,107	18,184
Energy solutions revenues	6,623	16,161	2,276	8,115	187,260	26,375
New initiatives revenues	565	607	85	2,109	3,711	523
Total revenues	29,454	64,359	9,064	92,814	320,078	45,082

Cost of revenues	(22,270)	(47,652)	(6,712)	(86,647)	(231,319)	(32,581)
Gross profit	7,184	16,707	2,352	6,167	88,759	12,501

Operating expenses
Selling and marketing expenses	(71,276)	(134,024)	(18,877)	(241,430)	(446,708)	(62,918)
Administrative expenses	(46,337)	(254,864)	(35,897)	(2,195,981)	(669,837)	(94,345)
Research and development expenses	(11,196)	(26,619)	(3,749)	(36,557)	(63,050)	(8,880)
Total operating expenses	(128,809)	(415,507)	(58,523)	(2,473,968)	(1,179,595)	(166,143)

Other (losses)/gains, net	(1,638)	12,545	1,767	7,317	24,471	3,447

Operating loss	(123,263)	(386,255)	(54,404)	(2,460,484)	(1,066,365)	(150,195)
Fair value changes of convertible instruments	—	3,881	547	(3,158,498)	(116,520)	(16,411)
Fair value changes of financial instruments at fair value through profit or loss	—	(102,066)	(14,376)	1,753	(87,519)	(12,327)
Finance costs	(193)	(10,118)	(1,425)	(10,275)	(32,960)	(4,642)
Loss before income tax	(123,456)	(494,558)	(69,658)	(5,627,504)	(1,303,364)	(183,575)
Income tax expenses	(3,404)	(3,371)	(475)	(9,861)	(3,786)	(533)
Net loss	(126,860)	(497,929)	(70,133)	(5,637,365)	(1,307,150)	(184,108)
Net loss attributable to:
Equity holders of the company	(126,860)	(495,730)	(69,823)	(5,637,365)	(1,306,913)	(184,075)
Non-controlling interests	—	(2,199)	(310)	—	(237)	(33)
	(126,860)	(497,929)	(70,133)	(5,637,365)	(1,307,150)	(184,108)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.06)	(0.21)	(0.03)	(2.92)	(0.58)	(0.08)
Diluted	(0.06)	(0.21)	(0.03)	(2.92)	(0.58)	(0.08)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.56)	(2.08)	(0.29)	(29.24)	(5.78)	(0.81)
Diluted	(0.56)	(2.08)	(0.29)	(29.24)	(5.78)	(0.81)

Weighted average number of ordinary shares outstanding-basic	2,254,885,600	2,381,259,279	2,381,259,279	1,927,746,700	2,259,760,407	2,259,760,407
Weighted average number of ordinary shares outstanding-diluted	2,254,885,600	2,381,259,279	2,381,259,279	1,927,746,700	2,259,760,407	2,259,760,407
Net loss	(126,860)	(497,929)	(70,133)	(5,637,365)	(1,307,150)	(184,108)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	(10,143)	1,889	266	(10,143)	(24,090)	(3,393)
Currency translation differences	(41,696)	(4,825)	(680)	(25,058)	(6,408)	(903)
Other comprehensive loss, net of tax	(51,839)	(2,936)	(414)	(35,201)	(30,498)	(4,296)
Total comprehensive loss	(178,699)	(500,865)	(70,547)	(5,672,566)	(1,337,648)	(188,404)
Total comprehensive loss attributable to:
Equity holders of the company	(178,699)	(498,666)	(70,237)	(5,672,566)	(1,337,411)	(188,371)
Non-controlling interests	—	(2,199)	(310)	—	(237)	(33)
	(178,699)	(500,865)	(70,547)	(5,672,566)	(1,337,648)	(188,404)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2022	December 31, 2023
(In thousands)	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	513,351	436,242	61,443
Trade receivables	130,004	73,144	10,302
Contract assets	—	77,684	10,942
Financial assets at fair value through profit or loss	—	70,164	9,882
Inventories	—	22,458	3,163
Prepayments, other receivables and other assets	287,435	436,377	61,462
Other financial assets	—	27,898	3,929
Total current assets	930,790	1,143,967	161,123
Non-current assets
Right-of-use assets	17,030	14,026	1,976
Financial assets at fair value through profit or loss	11,753	34,788	4,900
Financial assets at fair value through other comprehensive income	129,060	104,970	14,785
Other financial assets	—	100,718	14,186
Investments accounted for using equity method	—	267	38
Property, plant and equipment	2,600	4,378	617
Intangible assets	833	13,320	1,876
Goodwill	—	40,085	5,646
Other non-current assets	13,869	8,580	1,208
Total non-current assets	175,145	321,132	45,232
Total assets	1,105,935	1,465,099	206,355
LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	38,000	72,953	10,275
Current lease liabilities	6,853	7,154	1,008
Trade payables	49,239	152,066	21,418
Income tax payables	16,214	19,170	2,700
Convertible bonds	—	272,684	38,407
Other payables and accruals	81,835	293,003	41,268
Total current liabilities	192,141	817,030	115,076
Non-current liabilities
Non-current lease liabilities	9,327	6,936	977
Interest-bearing bank borrowings	465,155	681,821	96,032
Deferred tax liabilities	438	2,917	411
Total non-current liabilities	474,920	691,674	97,420
Total liabilities	667,061	1,508,704	212,496
EQUITY
Share capital	146,730	165,183	23,266
Subscription receivable	—	(4,696)	(661)
Additional paid in capital	6,358,600	7,196,341	1,013,583
Other reserves	(35,201)	(65,699)	(9,254)
Accumulated losses	(6,031,255)	(7,338,168)	(1,033,559)
Non-controlling interests	—	3,434	484
Total equity	438,874	(43,605)	(6,141)
Total equity and liabilities	1,105,935	1,465,099	206,355

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(126,860)	(495,730)	(69,823)	(5,637,365)	(1,306,913)	(184,075)
Add: Share-based compensation expenses	15,051	79,729	11,230	213,832	399,076	56,209
Equity-settled listing costs	—	—	—	1,912,693	—	—
Fair value changes of convertible instruments	—	(3,881)	(547)	3,158,498	116,520	16,411
Fair value changes of financial assets at fair value through profit or loss	—	102,066	14,376	(1,753)	87,519	12,327
Adjusted net loss attributable to ordinary shareholders of the Company	(111,809)	(317,816)	(44,764)	(354,095)	(703,798)	(99,128)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.13)	(0.02)	(0.18)	(0.31)	(0.04)
Diluted	(0.05)	(0.13)	(0.02)	(0.18)	(0.31)	(0.04)

Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.50)	(1.33)	(0.19)	(1.84)	(3.11)	(0.44)
Diluted	(0.50)	(1.33)	(0.19)	(1.84)	(3.11)	(0.44)

Weighted average number of ordinary shares outstanding-basic	2,254,885,600	2,381,259,279	2,381,259,279	1,927,746,700	2,259,760,407	2,259,760,407
Weighted average number of ordinary shares outstanding-diluted	2,254,885,600	2,381,259,279	2,381,259,279	1,927,746,700	2,259,760,407	2,259,760,407

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Year Ended
	December 31, 2022	December 31, 2023		December 31, 2022	December 31, 2023
(In thousands)	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	(22,270)	(47,652)	(6,712)	(86,647)	(231,319)	(32,581)
Share-based compensation expenses	552	2,327	328	5,322	8,893	1,253
Non-IFRS cost of revenues	(21,718)	(45,325)	(6,384)	(81,325)	(222,426)	(31,328)

Selling and marketing expenses	(71,276)	(134,024)	(18,877)	(241,430)	(446,708)	(62,918)
Share-based compensation expenses	3,156	19,471	2,742	27,846	63,766	8,981
Non-IFRS selling and marketing expenses	(68,120)	(114,553)	(16,135)	(213,584)	(382,942)	(53,937)

Administrative expenses	(46,337)	(254,864)	(35,897)	(2,195,981)	(669,837)	(94,345)
Share-based compensation expenses	6,728	51,109	7,199	170,145	316,764	44,615
Equity-settled listing costs	—	—	—	1,912,693	—	—
Non-IFRS administrative expenses	(39,609)	(203,755)	(28,698)	(113,143)	(353,073)	(49,730)

Research and development expenses	(11,196)	(26,619)	(3,749)	(36,557)	(63,050)	(8,880)
Share-based compensation expenses	4,615	6,822	961	10,519	9,653	1,360
Non-IFRS research and development expenses	(6,581)	(19,797)	(2,788)	(26,038)	(53,397)	(7,520)

Operating loss	(123,263)	(386,255)	(54,404)	(2,460,484)	(1,066,365)	(150,195)
Share-based compensation expenses	15,051	79,729	11,230	213,832	399,076	56,209
Equity-settled listing costs	—	—	—	1,912,693	—	—
Non-IFRS operating loss	(108,212)	(306,526)	(43,174)	(333,959)	(667,289)	(93,986)

				As of
				December 31, 2022	December 31, 2023
(In thousands)				RMB	RMB	US$

Total interest-bearing bank borrowings				503,155	754,774	106,307
Less: Cash and cash equivalents				513,351	436,242	61,443
Non-IFRS net debt				(10,196)	318,532	44,864

Total equity				438,874	(43,605)	(6,141)
Add: Convertible bonds mandatorily convertible to the Company’s equity				—	112,615	15,861
Non-IFRS adjusted total equity				438,874	69,010	9,720

Total liabilities				667,061	1,508,704	212,496
Less: Convertible bonds mandatorily convertible to the Company’s equity				—	112,615	15,861
Non-IFRS adjusted total liabilities				667,061	1,396,089	196,635
Total assets				1,105,935	1,465,099	206,355
Non-IFRS total liabilities to total assets ratio				60%	95%	95%